UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)
For the transition period from                      to
Commission file number 1-1023

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries
(Full title of the plan)

S&P Global Inc.
55 Water Street
New York, NY 10041
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

As of December 31, 2017 and 2016 and
For the Year Ended December 31, 2017

With Report of Independent Registered Public Accounting Firm

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Financial Statements and Supplemental Schedule

As of December 31, 2017 and 2016 and
For the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of
The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since at least 2001, but we are unable to determine the specific year.

New York, New York
June 28, 2018

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Statements of Net Assets Available for Benefits

(in thousands)	December 31
	2017	2016
Assets
Investment in S&P Global Inc. Savings Plans Master Trust Fund, at fair value	$2,232,316	$1,892,866
Fully benefit-responsive investment contracts, at contract value	297,953	310,954
Total plan assets in Master Trust Fund	2,530,269	2,203,820

Self-Directed Accounts	12,270	10,667
Contributions receivable:
Employer	25,993	22,139
Notes receivable from participants	10,012	9,369
Total assets	2,578,544	2,245,995

Liabilities
Accrued expenses	180	126
Total liabilities	180	126

Net assets available for benefits	$2,578,364	$2,245,869

See accompanying notes to the financial statements.

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Statement of Changes in Net Assets Available for Benefits

(in thousands)	Year Ended
December 31, 2017
Additions to net assets attributed to:
Investment income:
Net investment income from S&P Global Inc. Savings Plans Master Trust Fund	$425,982
Net depreciation in fair value of investments	(2,237)
Total investment income	423,745
Interest income on notes receivable from participants	472
Contributions:
Employer	61,098
Employee	62,713
Total contributions	123,811
Plan transfers	1,808
Total additions	549,836

Deductions from net assets attributed to:
Benefit payments and withdrawals	(195,244)
Plan transfers	(128)
Administrative expenses	(180)
Total deductions	(195,552)

Net increase in net assets before transfers	354,284
Net assets transferred in (Note 10)	63,799
Net assets transferred out (Note 10)	(85,588)
Total increase in net assets after transfers	332,495

Net assets available for benefits:
Beginning of year	2,245,869
End of year	$2,578,364

See accompanying notes to the financial statements.

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Notes to Financial Statements

As of December 31, 2017 and 2016 and
For the Year Ended December 31, 2017

(All dollar amounts in thousands, except otherwise noted)

1.	Plan Description

General

The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries (the “Plan”) is a defined contribution plan sponsored by S&P Global Inc. (the "Company"). The Plan has a beneficial interest in the S&P Global Inc. Savings Plans Master Trust Fund (the “Master Trust”). The Master Trust consists of the S&P 400 Index Account, S&P 500 Index Account, S&P 600 Index Account, Stable Assets Account, Retirement Assets I Account, Retirement Assets II Account, Retirement Assets III Account, S&P Global Inc. Stock Account, Money Market Account, Special Equity Account, Core Equity Account, International Equity Account and Target Retirement Funds (the “Investment Accounts”). In addition to the Investment Accounts in the Master Trust, the Plan allows participants to maintain Self-Directed Accounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The following is a summary of benefit guidelines. A more detailed description is contained in the Plan document.

Administration of the Plan

The Plan is administered by the Vice President, Global Benefits and Executive Compensation (the "Plan Administrator") who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company. The trustee for the Plan is The Northern Trust Company (the "Trustee") and Alight Solutions (formerly Aon Hewitt) is the recordkeeper for the Plan.

The Investment Accounts and outside investment advisors for the Plan are managed by the Retirement Plans Investment Committee and by outside investment managers. The Retirement Plans Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Retirement Plans Investment Committee.

Eligibility

Employees of participating units have immediate eligibility, as long as the employee has completed the enrollment process. Employees who do not make an election to participate will automatically be enrolled in the Plan after 60 days of eligibility to participate with tax deferred participant contributions at 3% of eligible pay.

Employees are eligible to have profit sharing contributions credited to their profit sharing contribution account on the first day of the month coincident with or following the date the employee attains age 21 and completes one year of continuous service.

Contributions

Participants may elect to contribute up to 25% of their pre‑tax compensation, up to the annual deferral limit set by the Internal Revenue Code (“IRC”). The Plan limits after-tax contributions by highly compensated employees to 3% of earnings. The annual deferral limit as set by the IRC was $18 in 2017. The annual compensation limit set by the IRC was $270 in 2017. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions.  These catch-up contributions were subject to the Internal Revenue Service (“IRS”) limit of $6 in 2017. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the IRC. If automatically enrolled, participants defer 3% of their eligible compensation until changed by the participant. The Plan includes a Roth 401(k) contribution option which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered qualified Roth distributions under the IRC, such distributions are not subject to taxes. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

The Company matches 100% of the first 6% of tax deferred compensation contributed to the Plan by the employee.

The assets of the Plan may be invested in the Investment Accounts, as well as the Self-Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). If a participant is automatically enrolled, their contributions are invested in the age appropriate Target Retirement Fund. The particular Target Retirement Fund used as the default fund is based on the date an individual will turn age 65. There is no limit to the number of investment allocation changes for future allocations.
Profit Sharing

The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed approximately $21,588 in profit sharing contributions to the Plan in 2017.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contribution and Plan earnings (losses). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participants' account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employee contributions to the Plan are non-forfeitable. Matching contributions by the employer are fully vested immediately. Employer profit sharing contributions shall vest as follows:

After:	Vested Percentage
2 years of continuous service	20% vested
3 years of continuous service	40% vested
4 years of continuous service	60% vested
5 years of continuous service	100% vested

Non-vested participant benefits are forfeited after a five-year break in service and forfeitures are used to reduce employer contributions for the current plan year. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $1,115 and $1,068, respectively. Forfeited participant benefits used to reduce employer contributions for 2017 were approximately $1,132.

Benefit Payments

The IRC limits how participants may withdraw funds from the Plan. Participants may have up to six options for withdrawing all or a portion of the vested balance in their Plan account while they are an employee of the Company or an affiliate. The withdrawal options include: hardship loans, withdrawal from participant’s after-tax and rollover sub-accounts, withdrawals after attainment of age 59½, withdrawals upon disability, hardship withdrawals, or reservist withdrawal.

The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro rata distribution from the elected Investment Accounts.

On termination of service due to death, disability, retirement, or any other reason, a participant may elect to receive a lump sum distribution of the participant's vested account balance.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan terms may range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable interest rate commensurate with local prevailing rates. The interest rate, determined quarterly, is set at 2% above the prime rate, as defined in the Plan. Principal and interest is typically paid ratably through regular payroll deductions.

Plan Termination

While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become non-forfeitable.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February of 2017, the Financial Accounting Standards Board (“FASB”) issued guidance that clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. Under the new guidance, a plan’s interests in master trust balances and activities need to be presented on the face of the plan’s financial statements. Balances in the statement of net assets and activities in the statement of changes in net assets should be shown net, as a single line item for each interest in a master trust. The guidance is effective for reporting periods beginning after December 15, 2018; however, early adoption is permitted. The Company does not expect the adoption of this guidance to have a significant impact on the Plan’s financial statements.

Investment Valuation

The investments of the Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (together, the “Participating Plans”), are pooled for investment purposes in the Master Trust under the agreement entered into with the Trustee. At December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was approximately 96%.

All earnings and net appreciation or depreciation of the Master Trust Investment Accounts, other than the Self-Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair value at the end of the previous day.

Investments in the Self-Directed Accounts are credited with earnings or charged with losses and expenses based on the performance of the individual investments within these accounts. Income and expenses for the investments in the Stable Assets Account are accrued for on a daily basis to allow for the calculation of a daily net asset value ("NAV").  The Stable Assets Account is credited with earnings or charged with losses on a monthly basis by the Trustee, after account statements are provided by the issuers.

Investment Income

Net investment income (loss) from the Plan’s interest in the Master Trust consists of unrealized gains or losses and the unrealized appreciation (depreciation) in the fair value or contract value of those investments, as well as interest and dividends earned. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year in investments held outside of the Master Trust.

Contributions

Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.	Federal Income Tax Status

The Plan received a determination from the IRS dated February 23, 2017 stating that the Plan, as amended, is qualified under Section 401(a) of the IRC and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

4.	Fair Value Measurements

In conformity with Accounting Standard Codification 820, “Fair Value Measurements and Disclosures”, (“ASC 820”), assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are defined as follows:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Unobservable inputs for the asset or liability.
A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the Plan’s valuation methodologies used for the Investment Accounts and the Self-Directed Accounts measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

•
Investment Accounts - Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

•	Self-Directed Accounts - The Self-Directed Accounts hold mutual funds and money market funds valued at the quoted NAV of shares held by the Plan at the valuation date.
The following is a description of the valuation methodologies used for the assets within the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

•	Common stock - Valued at quoted market prices.

•	Preferred stock - Valued at quoted market prices.

•
U.S. Government securities - Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.

•
Common collective trust funds - Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The common collective trust funds seek to provide long-term capital appreciation and income by investing in the stocks of the Standard & Poor’s 500 Composite Stock Index, Standard & Poor’s MidCap 400 Composite Stock Index and other various asset classes. There are currently no redemption restrictions on these investments and the redemption frequency and notice period are daily. Funding commitments are not applicable for these investments.

•	S&P Global Inc. common stock - Valued at quoted market prices.

•
Corporate debt - Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.

•
Mutual funds - Valued at the quoted NAV of shares held by the Master Trust at the valuation date. These financial instruments are generally categorized as Level 1 instruments in the fair value hierarchy.

•
Asset-backed securities - Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value. Institutional bid evaluations are estimated prices. Pricing vendors use models, which are generally proprietary, to arrive at the estimated prices. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2017 and 2016. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

(in thousands)	Assets at Master Trust Level
	as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Common stock	$752,109	$—	$—	$752,109
U.S. Government securities	—	93,024	—	93,024
S&P Global Inc. common stock	255,474	—	—	255,474
Corporate debt	—	126,950	—	126,950
Asset-backed securities	—	7,457	—	7,457
Mutual funds	64,387	—	—	64,387
Total	$1,071,970	$227,431	$—	$1,299,401

Common collective trust funds measured at net asset value as a practical expedient:

(in thousands)	2017
Stock index funds (a)	$706,983
Money market fund (b)	91,806
Target date retirement funds (c)	204,477
Short-term investment fund (d)	23,531
Total assets at fair value	$2,326,198

(in thousands)	Assets at Master Trust Level
	as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Common stock	$668,144	$—	$—	$668,144
Preferred stock	4,805	—	—	4,805
U.S. Government securities	—	47,253	—	47,253
S&P Global Inc. common stock	170,619	—	—	170,619
Corporate debt	—	119,065	—	119,065
Asset-backed securities	—	35,544	—	35,544
Mutual funds	56,034	—	—	56,034
Total	$899,602	$201,862	$—	$1,101,464

Common collective trust funds measured at net asset value as a practical expedient:

(in thousands)	2016
Stock index funds (a)	$632,840
Money market fund (b)	86,352
Target date retirement funds (c)	106,890
Short-term investment fund (d)	20,897
Total assets at fair value	$1,948,443

(a)	At both December 31, 2017 and 2016, this category of funds includes the Standard & Poor’s 500 Composite Stock Index and Standard & Poor’s MidCap 400 Composite Stock Index.

(b)	At both December 31, 2017 and 2016, this category includes a Money Market Fund.

(c)	At both December 31, 2017 and 2016, this category of funds includes the following Target Retirement Funds: Income, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 and 2060.

(d)
At both December 31, 2017 and 2016, this category of funds includes a short-term investment fund that is a common collective trust vehicle. Any cash that is held in portfolios of separately managed accounts is swept into this short-term investment fund.

(in thousands)	Assets at Plan Level
	Level 1	Level 2	Level 3	Total
	December 31, 2017
Self-Directed Accounts	$12,270	$—	$—	$12,270
Total Plan assets outside the Master Trust	$12,270	$—	$—	$12,270

	December 31, 2016
Self-Directed Accounts	$10,667	$—	$—	$10,667
Total Plan assets outside the Master Trust	$10,667	$—	$—	$10,667

5.	Investments

The investments of the Participating Plans are pooled for investment purposes in the Master Trust under the agreement entered into with Northern Trust. Each Participating Plan's interest in the Master Trust is divided based on the participants' investment elections. At both December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was approximately 96%. The allocation of income and expenses is based on the Plan's specific interests in the underlying investments, which are based upon participant direction and Company direction of the investments.

At December 31, the Plan’s approximate interest in the Investment Accounts was as follows:

	Market Value		% Interest
	2017	2016	2017	2016
S&P 500 Index Account	$540,025	$473,027	95.7%	95.5%
Stable Assets Account	297,536	315,231	93.7%	93.7%
Retirement Assets I Account	257,606	235,498	96.5%	96.5%
S&P Global Inc. Stock	246,552	164,049	95.5%	95.5%
Retirement Assets III Account	203,705	196,630	97.3%	97.6%
Retirement Assets II Account	161,934	153,021	97.0%	97.2%
International Equity Account	148,525	116,745	96.4%	96.7%
S&P 400 Index Account	137,071	130,850	96.0%	95.2%
Core Equity Account	119,180	93,166	96.6%	96.7%
Money Market Account	80,278	82,890	95.4%	96.0%
S&P 600 Index Account	68,173	70,985	95.9%	96.0%
Special Equity Account	67,809	66,962	96.6%	96.7%
Target Retirement 2030	35,967	19,567	99.3%	99.6%
Target Retirement Income	24,318	20,257	95.0%	93.8%
Target Retirement 2035	23,949	8,457	99.4%	99.0%
Target Retirement 2040	22,614	8,288	98.9%	98.2%
Target Retirement 2025	22,152	13,714	99.7%	99.7%
Target Retirement 2045	21,244	7,067	99.3%	98.3%
Target Retirement 2020	20,577	13,491	99.4%	99.2%
Target Retirement 2050	15,395	5,544	100.0%	100.0%
Target Retirement 2055	9,016	4,637	97.5%	97.3%
Target Retirement 2060	3,456	845	97.3%	95.1%
Target Retirement 2015	3,187	2,899	100.0%	100.0%

The following table is a summary, at fair value, of the net assets of the Master Trust Investment Accounts as of:

(in thousands)	December 31
	2017	2016
Assets
Investments, at fair value
Common stock	$752,109	$668,144
Preferred stock	—	4,805
Common collective trust funds	1,026,797	846,979
S&P Global Inc. common stock	255,474	170,619
U.S. Government securities	93,024	47,253
Corporate debt	126,950	119,065
Asset-backed securities	7,457	35,544
Mutual funds	64,387	56,034

Investments, at contract value
Fully benefit-responsive investment contracts:
Transamerica Premier Life Ins. - MDA01255TR, 2.97% and 3.12% at December 31, 2017 and 2016, respectively	105,479	109,690
Bank of Tokyo GS - McGHILL14-1, 2.05% and 2.08% at December 31, 2017 and 2016, respectively	98,619	104,539
Prudential Insurance Co. of America - GA-62450, 3.22% and 3.38% at December 31, 2017 and 2016, respectively	105,975	109,878
	2,636,271	2,272,550
Receivables
Due from broker on pending trades	—	25,919
Total receivables	—	25,919

Liabilities
Accrued investment management expenses	(1,079)	(977)
Due to broker on pending trades	(2,001)	—
Total liabilities	(3,080)	(977)

Net assets of the Master Trust	$2,633,191	$2,297,492

A summary of the net investment income for the Master Trust is as follows:

(in thousands)	Year Ended
December 31, 2017
Investment income
Net appreciation in fair value of investments	$431,522
Dividend and interest income	13,023
Expenses
Administrative and other expenses	(1,943)
Total investment income	$442,602

Guaranteed Investment Contracts

The Plan holds synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the synthetic investment contracts for the Plan was $297,953 and $310,954 as of December 31, 2017 and 2016, respectively.

The Transamerica Premier Life Insurance contract, the Bank of Tokyo-Mitsubishi contract and the Prudential Insurance Co. of America contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the “GIC”s). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets monthly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the month in which a premature termination occurs.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The synthetic GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer.

Self-Directed Accounts

Self-Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by the Company’s Retirement Plans Investment Committee.

Derivative Contracts

In the normal course of business, the Plan enters into exchange-traded derivative contracts for trading purposes through the Master Trust. Exchange-traded derivatives are standard contracts traded on a regulated exchange. The Plan holds derivative securities that include forward and futures contracts in the underlying equity portfolios of the International Equity Account and S&P 600 Index Account. Derivatives are recorded at fair value. The Plan values derivatives at independent values when available; otherwise, fair values are based on pricing models that incorporate the time value of money, volatility, credit spreads, liquidity, and the current market and contractual prices of the underlying financial instruments.

The notional and fair values of derivative financial instruments included in the Plan’s investments, and within the Plan’s Master Trust, as of December 31, 2017 and 2016, respectively were as follows:

(in thousands)	December 31, 2017
	Notional		Market Value
	Assets	Liabilities	Assets	Liabilities
Futures contracts	$—	$582	$—	$5
Total	$—	$582	$—	$5

(in thousands)	December 31, 2016
	Notional		Market Value
	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward contracts	$34,281	$32,697	$1,589	$5
Futures contracts	—	1,802	—	8
Total	$34,281	$34,499	$1,589	$13

6.	Plan to Plan Transfers

Employees transferred to and from this Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees, which resulted in transfers in of approximately $1,808 and transfers out of approximately $128 in 2017.

7.	Related-Party Transactions

The Master Trust holds units of common collective trust funds managed by the Trustee, of approximately 389,030 and 432,302 as of December 31, 2017 and 2016, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion.The Company in 2017 paid approximately $774 in professional and administrative fees on behalf of the Plan. These transactions qualify as party-in-interest transactions under ERISA. Administrative expenses of the Investment Accounts are allocated to all Participating Plans in the respective Investment Accounts and deducted from the net investment income allocated to the Participating Plans.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Differences between Financial Statements and Form 5500

The Plan records the synthetic GICs at contract value on the statements of net assets available for benefits. These contracts are recorded at fair value on the Form 5500; therefore, the adjustment from contract value to fair value represents a reconciling item. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date.

The following is a reconciliation of net assets available for benefits per the financial statements, as of December 31, to the Form 5500:

(in thousands)	2017	2016
Net assets available for benefits per the financial statements	$2,578,364	$2,245,869
Less: Amounts allocated to withdrawing participants	(184)	(159)
Add: Adjustments from contract value to fair value for fully benefit-responsive contracts	4,868	6,942
Net assets available for benefits per Form 5500	$2,583,048	$2,252,652

The following is a reconciliation of total additions per the financial statements to total additions per the Form 5500 for the year ended December 31:

(in thousands)	2017
Total additions per the financial statements	$549,836
Add: Adjustment from contract value to fair value for fully-benefit responsive investment contracts at December 31, 2017	4,868
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2016	(6,942)
Total additions per Form 5500	$547,762

The following is a reconciliation of benefit payments and withdrawals per the financial statements to benefit payments per the Form 5500 for the year ended December 31:

(in thousands)	2017
Benefit payments and withdrawals per the financial statements	$195,244
Amounts allocated to withdrawing participants at December 31, 2017	184
Amounts allocated to withdrawing participants at December 31, 2016	(159)
Benefit payments per Form 5500	$195,269

10.	Asset Transfers

In September of 2016, the Company completed the sale of J.D. Power to XIO Group. Participation in the Plan for employees of J.D. Power ended on December 31, 2016. Plan assets of $85,588 for employees of J.D. Power were transferred out of the Plan in January of 2017.

In September of 2015, the Company acquired SNL Financial LC (“SNL”). Plan assets of $63,799 from the SNL Financial LC 401(k) Retirement Plan were transferred into the Plan in January of 2017.

11.	Subsequent Events

On March 26, 2018, The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees was merged into the Plan. As a result of the merger, net assets in the amount of $103,646 were transferred into the Plan on March 26, 2018.

Supplemental Schedule

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

EIN #13-1026995 Plan #002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017

(in thousands)
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*Notes receivable from participants	Interest rates ranging from 3.00% – 6.50%, maturing through January 15, 2028	$10,012
Self-Directed Accounts	Mutual funds and money market funds, presented at fair value	12,270

*    Indicates party-in-interest to the Plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries

Date:	June 28, 2018	By:	/s/ Peter Palma
Peter Palma
Vice President, Global Benefits and Executive Compensation; Plan Administrator